OPTION AGREEMENT

THIS OPTION AGREEMENT dated for reference the 23rd day of January, 2012

BETWEEN:

FJORDLAND EXPLORATION INC., a corporation incorporated under the laws of British Columbia and having an office at Suite 1100-1111 Melville Street, Vancouver, BC, V6E 3V6

(“Fjordland”)

AND:
ALMADEN MINERALS LTD., a corporation incorporated under the laws of the British Columbia and having an office at Suite 1103 - 750 West Pender Street, Vancouver, BC  V6C 2T8

(“Almaden”)

WHEREAS:

A.
Almaden is the sole recorded and beneficial holder of the Dill#2 mineral claim, known as the “Dill Property”, located in British Columbia, and specifically described in detail in the attached Schedule “A”.

B.
Almaden and Fjordland wish to enter into an option agreement pursuant to which Fjordland has the sole and exclusive option to acquire up to a 100% undivided right, title and interest in and to the Dill Property, subject to a Net Smelter Return (the "Option"), subject to the terms and conditions set out herein.

C.	The parties now wish to enter into this Agreement as the definitive agreement in relation to the Option.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by Fjordland to Almaden of the sum of TEN ($10.00) DOLLARS on the execution hereof (the receipt and sufficiency of which is hereby expressly acknowledged by Almaden) and of the mutual covenants and agreements herein contained the parties agree as follows:

1.	DEFINITIONS

1.1 In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a)
“Affiliate” means any person, partnership, joint venture, corporation, or other form of enterprise which directly or indirectly controls, is controlled by or is under common control with a party, and for the purposes hereof;

(i)
"control" means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise, and

(ii)	in the absence of evidence to the contrary, ownership of twenty (20%) percent or more of the voting securities of a corporation will constitute "control";

(b)	“Agreement Date” means the date indicated at the top of the first page of this Agreement;

(c)	“Assessment” shall mean those work requirements required to maintain the Dill Property in good standing under the mining laws of the Province of British Columbia

(d)
“Bulk Sampling” means the collection and removal of a reasonable quantity of representative material from a zone or zones on the Dill Property for the sole purpose of assaying and testing the same to determine the quality, grade, continuity or mineability of a zone all in accordance with standard mining industry practice;

(e)
“Business Day” means a day which is not a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia under the Laws of the Province of British Columbia or the federal Laws of Canada;

(f)
“Dill Property” has the meaning assigned to that term in Recital A and as more specifically described in Schedule “A” hereto, and includes all mineral, surface, water and ancillary or appurtenant rights attached or accruing thereto, and any mining licenses, mining leases, permits, concessions or other form of substitute or successor mineral title or interest granted, obtained or issued in connection with or in place of or in substitution for any such tenures or interests;

(g)	“Exchange” means the TSX Venture Exchange;

(h)
“Facilities” means all mines and plants including, without limitation, all pits, shafts, haulageways and other underground workings, and all buildings, plants and other structures, fixtures and improvements, and all other Dill Property, whether fixed or moveable, as the same may exist at any time in, or on the Dill Property or outside the Dill Property if for the exclusive benefit of the Dill Property only;

(i)	“Fjordland Shares” means common shares in the capital of Fjordland;

(j)	“Initial Payment” has the meaning set forth in section 2.1;

(k)
“Mining Work” means every kind of exploration or development work done on or in respect of the Dill Property, by or under the direction of or on behalf of or for the benefit of a party and, without limiting the generality of the foregoing, includes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, trenching, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals and concentrates, surveying and bringing any mineral claims or other interests to mining lease, reporting and all other activities usually considered to be prospecting, exploration, and development work;

(l)	“NSR” shall mean the 2% Net Smelter Return reserved to Almaden in accordance with Schedule “B”;

(m)	“Ore” means all materials from the Dill Property, the nature and composition of which, in the sole judgement of the Operator, justifies either:

(n)	mining or removing from place and shipping and selling such material, or delivering such material to a processing plant for physical or chemical treatment, or

(i)	physical or chemical treatment of such material in place;

(o)	“Product” means:

(i)	all Ore shipped and sold prior to treatment, and

(ii)	all concentrates, precipitates and products produced by or for the Fjordland from Ore; and

(p)	“Supplies” means all tangible personal Dill Property of a non-capital nature (other than Product or Facilities) acquired or held by the parties with respect to the Dill Property.

Certain additional terms are defined within the body of this Agreement and in such cases will have the meanings ascribed thereto.

1.2 All references to moneys hereunder will be to lawful monies of the Canada unless specifically stated otherwise.  All payments to be made to any party hereunder may be made by certified cheque or bank draft mailed or delivered to such party at its address for notice purposes as provided herein, or by wire transfer deposited for the account of such party at such bank or banks in Canada as such party may designate from time to time by notice to the paying party.  Said bank or banks will be deemed the agent of the designating party for the purpose of receiving, collecting and receipting such payment.

2.	OPTION, RIGHT OF ENTRY, SURRENDER OF PROPERTIES AND TITLE

2.1
Almaden hereby gives and grants to Fjordland the sole and exclusive irrevocable right and option (the “Option”) to acquire from the Almaden an undivided one hundred (100%) percent right, title and interest in and to the Dill Property, free and clear of all liens, charges, encumbrances, claims, royalties, rights or interest of any other person (other than the NSR to be granted Almaden pursuant this section 2.1), such Option to be exercisable by Fjordland, by

(i)
Paying to Almaden the sum of $25,000 and issuing to Almaden 250,000 Fjordland Shares free and clear of any encumbrance but subject to such resale restrictions and legends as may be imposed by applicable securities laws and the Exchange within five (5) business days of receipt of approval of this Agreement from the Exchange (the “Initial Payment”);

(ii)
Paying to Almaden an additional $25,000 and issuing to Almaden an additional 250,000 Fjordland Shares, free and clear of any encumbrance but subject to such resale restrictions and legends as may be imposed by applicable securities laws and the Exchange on or before the first anniversary of the Initial Payment; and

(iii)
Issuing an additional and final 1,500,000 Fjordland Shares, free and clear of any encumbrance but subject to such resale restrictions and legends as may be imposed by applicable securities laws and the Exchange, upon the completion of a NI 43-101 Resource Estimate by Fjordland for the sole purpose of advancing the ongoing developments of the Dill Property or its successor in interest in respect of the Dill Property.

The obligation set forth in Section 2.1 (i) shall be considered a firm obligation. Fjordland shall have the option to make the payments and  issue the Fjordland Shares as set forth above within a shorter time frame at its discretion.
Upon completion of the obligations set forth in Section 2.1 (ii) (Exercise of the Option”) Almaden shall transfer the Dill Property to Fjordland subject only to Fjordland granting to Almaden a 2% NSR on the Dill Property.

2.2 During the currency of the Option, Fjordland and its employees, agents and independent contractors will have the sole and exclusive right and option to:

(a)	enter upon the Dill Property;

(b)	have exclusive and quiet possession thereof;

(c)
do such prospecting and exploration work thereon and thereunder as Fjordland in its sole discretion may deem advisable and will record Assessment Work sufficient to maintain the Dill Property in good standing; and

(d)	bring and erect upon the Dill Property such Facilities as Fjordland deems advisable;

(e)	remove from the Dill Property and sell or otherwise dispose of reasonable amounts of mineral products, but only for the purpose of Bulk Sampling or other testing.

2.3 After the exercise of the Option by Fjordland, in the event that Fjordland decides to surrender or abandon the Dill Property, Fjordland shall deliver a written notice (the “Surrender Notice”) to Almaden of such  intention to surrender or abandon the Dill Property, provided that Fjordland has maintained the Dill Property in good standing as of the date of delivery of the Surrender Notice and provided that if the Surrender Notice is delivered on a date which is not less than six (6) months prior to the due date of the Assessment Fees, Fjordland shall be responsible for making payment of the Assessment Fees with respect to the Dill Property, and Fjordland shall have no further obligations in respect of the Dill Property. Fjordland shall, if required by Almaden, execute and deliver to Almaden a quit claim of its interest in the Dill Property.

2.4
During the currency of this Agreement. Fjordland shall have the right to record this Agreement, or a memorandum of this Agreement in provincial government offices in order to give notice to third parties of Fjordland’s interest in the Dill Property and this Agreement. Each party hereby covenants and agrees to the other to execute such documents as may be necessary to perfect such recording.

3.	REPRESENTATIONS AND WARRANTIES

3.1 Each of Fjordland and Almaden represents and warrants to the other that:

(a)
it is a company duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction and is qualified to acquire and dispose of interests in, and to explore, develop and exploit, mining properties;

(b)
it has full power, capacity and authority to carry on its business and to enter into and perform its obligations under this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)
all necessary corporate and shareholder approvals have been obtained and are in effect with respect to the transactions contemplated hereby, and no further action on the part of the directors or shareholders is necessary or desirable to make this Agreement valid and binding on a party;

(d)
neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with or result in the breach of or accelerate the performance required by any agreement to which it is a party; and

(e)
the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents.

3.2  Almaden represents and warrants to Fjordland that:

(a)	the Dill Property is accurately described in Schedule “A” hereto and is in good standing and is not subject to any claims against their validity by any person;

(b)
Almaden owns, a one hundred (100%) percent legal and beneficial right, title and interest in and to the Dill Property, which is, to the best of its knowledge, information and belief, free and clear of all liens, charges and encumbrances;

(c)	Almaden has the exclusive right to enter into this Agreement and all necessary authority

(d)	to dispose of an interest in and to the Dill Property in accordance with the terms of this Agreement;

(e)
no person, firm or corporation has any proprietary or possessory interest in the Dill Property other than Almaden, and Fjordland hereunder, and no other person is entitled to any royalty or other payment in the nature of rent or royalty on any Ore or Product, other than as may be imposed by the province under the laws of British Columbia and is subject only to the NSR to be granted pursuant to this Agreement;

(f)	no person has any right, agreement, option or understanding, commitment or privilege capable of becoming an agreement for the purchase from Almaden of any interest in or to the Dill Property;

(g)
to the best of its knowledge, information and belief, there is no public or private litigation, arbitration, proceeding or other governmental investigation pending or threatened involving any of the Dill Property or Almaden which may, if adversely determined, materially and adversely affect the Dill Property or the interests of the Almaden therein or which seeks to or would, if successful, prevent, restrain or prohibit any of the transactions contemplated herein;

(h)
to the best of its knowledge, information and belief, conditions on and relating to the Dill Property and operations conducted by Almaden thereon are in compliance with all applicable laws, regulations or orders relating to environmental matters including, without limitation, waste disposal and storage;

(i)
to the best of its knowledge, information and belief, there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Dill Property and the conduct of operations related thereto, it has not received any notice of the same and it is not aware of any basis on which any such order or direction could be made; and

(j)
it is not aware of any material fact or circumstance which has not been disclosed to Fjordland which should be disclosed in order to prevent the representations and warranties in this section from being misleading or which may be material in Fjordland's decision to enter into this Agreement and acquire an interest in the Dill Property.

3.3 Fjordland represents and warrants to Almaden that:

(a)
no order ceasing or suspending trading in the securities of Fjordland or prohibiting sale of such securities has been issued to Fjordland or its directors, officers or promoters and, to the knowledge of Fjordland , no investigations or proceedings for such purposes are pending or threatened;

(b)
the issuance of the Fjordland Shares to Almaden and the completion of the other transactions contemplated by this Agreement does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions of any agreement or instrument to which Fjordland is a party, or regulation or law to which Fjordland is subject, or by which its assets are affected; and

(c)
the Fjordland Shares to be issued hereunder will, at the time of issue, be duly allotted, validly issued, fully paid and non-assessable and will be free of all liens, charges and encumbrances and be issued in accordance with applicable securities laws and the rules and policies of the Exchange.

3.4 The representations and warranties herein before set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Dill Property by Fjordland and each of the parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement, and each party shall be entitled, in addition to any other remedy to which it may be entitled, to set off any such loss, damage or costs suffered by it as a result of any such breach against any payment required to be made by it to any other party hereunder.

4.	COVENANTS OF ALMADEN

Prior to the Exercise of the Option, Almaden covenants and agrees with Fjordland to:

(a)	not do any act or thing which would in any way adversely affect the rights of Fjordland hereunder;

(b)
make available to Fjordland and its representatives all records and files in its possession and control relating to the Dill Property and permit Fjordland and its representatives, at their own expense, to take abstracts therefrom and make copies thereof. Almaden maks no representation as to the accuracy or completeness of such records and files; and

(c)	co-operate as reasonably necessary with Fjordland in obtaining any surface, water or other rights on or related to the Dill Property as Fjordland deems desirable.

5.	PROGRAMS

5.1 Prior to the Exercise of the Option Fjordland shall have the exclusive and sole responsibility of determining, administering and carrying out the exploration programs on the Dill Property.  In carrying out work on the Dill Property will:

(a)
keep the Dill Property free and clear of all liens, charges and encumbrances of every character arising from its operations hereunder (except for liens for taxes not yet due, other inchoate liens and liens contested in good faith by the Fjordland) and proceed with all reasonable diligence to contest or discharge any lien that is filed;

(b)
permit Almaden, or its representatives duly authorized in writing, at their own risk and expense, upon reasonable notice, access to the Dill Property and to all data prepared by the Fjordland in connection with work done on or with respect to the Dill Property and to all drill core produced by or on behalf of the Fjordland from the Dill Property, provided that in exercising such right Almaden will not unreasonably interfere with the activities of the Fjordland and that Almaden will indemnify and save harmless the Fjordland and its directors, officers, employees and agents from and against all and any losses, damages, expenses, claims, suits, actions and demands of any kind or nature whatsoever in any way referable to or arising out of the entry, presence or activities of the Almaden or its representatives in connection with the Almaden’s access to the Dill Property and the records of the Fjordland under this paragraph (b), including, without limitation, bodily injuries or death or damage to Dill Property at any time resulting therefrom;

(c)	prepare and deliver to the Almaden:

(i)	written quarterly progress reports of the work completed in the calendar quarter and presently in progress and results obtained; and

(ii)
during periods of active field work, timely current reports and information on any material results obtained, accompanied by copies of all relevant data, reports and other information concerning such results, including those necessary to permit each of the Fjordland and the Almaden to meet its continuous disclosure obligations under applicable legislation and the requirements of the Exchange and any other exchange on which the shares of a Party may be listed or posted for trading;

(d)
conduct all work on or with respect to the Dill Property in a careful and workmanlike manner and in accordance with all applicable laws of the jurisdiction in which the Dill Property is located, including all requirements under applicable environmental legislation, and all rules, orders and regulations and the terms and conditions of any permits, consents or authorizations obtained, granted or issued with respect to activities on or with respect to the Dill Property;

(e)
pay, when due and payable, all wages or salaries for services rendered in connection with the Dill Property and all accounts for materials supplied on or in respect of any work or operations performed in connection therewith;

(f)	arrange for and maintain Worker's Compensation or equivalent coverage for all eligible employees engaged by the Fjordland in accordance with local statutory requirements;

(g)
obtain and maintain or cause any contractor engaged by it hereunder to obtain and maintain, during any period in which active work is carried out hereunder, third party liability insurance of not less than $1,000,000; and

(h)
indemnify each Almaden, its directors, officers, agents, and attorneys or Affiliates (an “Indemnified Person”), against any third party related loss, cost, expense, damage, or liability which may arise in connection with the Mining Work conducted by the Fjordland under applicable environmental legislation, except for any loss or damage which is caused by or attributable to the Almaden’s willful misconduct or gross negligence.  If any claim or demand is asserted against an Indemnified Person, written notice of such claim or demand will promptly be given to the Fjordland.  Within thirty (30) days after its receipt of the notice of the claim or demand, the Fjordland shall have the right but not the obligation to assume control of (subject to the right of the Indemnified Person to participate at the Indemnified Person’s expense and with counsel of the Indemnified Person’s choice), the defense, compromise, or settlement of the matter, including at the Fjordland’s expense, the employment of counsel of the Indemnified Person’s choice.

6.	TERMINATION OF OPTION AND EXCESS EXPENDITURES

6.1 Except for the provisions of, Section 7 and Section 14, this Agreement and the Option will (unless otherwise agreed by Almaden in writing) terminate unless Fjordland has satisfied its obligations pursuant to subsection 2.1 (i) and (ii).

6.2 At any time prior to the Exercise of the Option, subject to the performance of the obligation of Sections 2.1(i), Fjordland will have the right to terminate this Agreement and the Option by giving not less than thirty (30) days’ notice to that effect to Almaden.

7.	OBLIGATIONS AFTER TERMINATION OF OPTION

7.1 If this Agreement is terminated for any reason whatsoever prior to the Exercise of the Option this Agreement, including the Option, but excluding this Section 7 (which will continue in full force and effect for so long as is required to give full effect to the same) will be of no further force and effect except that Fjordland will:

(a)	leave the Dill Property;

(i)	free and clear of all liens, charges and encumbrances arising from this Agreement or its operations hereunder;

(ii)
 if the termination is on a date which is less than 6 months prior to the due date of the Assessment Fees, Fjordland shall be responsible for making payment of the Assessment Fees with respect to the Dill Property; and

(iii)	in a safe and orderly condition;

(b)	deliver to Almaden, within 90 days of termination, a report on all work carried out by Fjordland on the Dill Property (limited to factual matters only) together with copies of all

(c)	sample location maps, drill hole assay logs, assay results and other technical data complied by Fjordland with respect to work on the Dill Property not previously delivered to Almaden; and

(d)
have the right to remove from the Dill Property, within three months of the effective date of termination, all Supplies and Facilities erected, installed or brought upon the Dill Property by or at the instance of Fjordland.

8.	NOTICES

8.1 Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by sending the same by electronic facsimile, in each case addressed as follows:

(a)	If to Almaden at:

Almaden Minerals Ltd.
Suite 1103 - 750 West Pender Street
Vancouver, B.C. V6C 2T8

Attention: President
Facsimile No.: 604-689-7645

(b)	If to Fjordland at:

Fjordland Exploration Inc .

Suite 1100 –1111 Melville Street
Vancouver, B.C. Canada V6E 3V6

Attention: President

Facsimile No.: 604-669-8336

8.2 Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if sent by facsimile, be deemed to have been given or received on the day it was so sent unless it was sent:

(a)	on a day which is not a Business Day in the place to which it was sent; or

(b)	after 4:00 p.m. in the place to which it was sent,

in which cases it will be deemed to have been given and received on the next day which is a Business Day in the place it was sent to.  Notices which are required to be sent for information purposes are required to be sent, but for the purposes of determining the time when receipt of a notice is effective hereunder it is the time of receipt of the primary notice which is relevant.

8.3 Any party may at any time give to the others notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

9.	WITHDRAWAL AND TERMINATION

9.1 Subject to the provisions of subsection 7.1, in the case of a termination prior to the exercise of the Option, this Agreement will terminate upon the occurrence of the earliest of:

(a)	the written agreement by the parties to terminate; or

(b)	the termination of the Option and this Agreement pursuant to Section 6.

10.	FORCE MAJEURE

10.1 No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (each an “Intervening Event”) (except those caused by its own lack of funds) including, but not limited to adverse weather conditions, environmental or native land claims protests or blockages, war, insurrection or other acts against a lawfully appointed or elected governing body, acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority, delays in the granting or issuance of any necessary permits, licenses or consents or non-availability of labour, equipment, materials or transportation.

10.2 A party relying on the provisions of subsection 10.1 will promptly give written notice to the others of the particulars of the Intervening Event and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from an Intervening Event plus a 30 day corrective period.

10.3 A party relying on the provisions of subsection 10.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as commercially practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion commercially impracticable.  A party relying on the provisions of subsection 10.1 will give written notice to the others as soon as such Intervening Event ceases to exist.

11.	DEFAULT

10.1 Notwithstanding anything in this Agreement to the contrary, if any party (a “Defaulting Party”) is in default of any requirement herein set forth the party affected by such default (“Affected Party”) may give written notice (“Default Notice”) to the Defaulting Party specifying the default and unless with respect to any default which does not constitute a Force Majeure, within 30 days of receipt of the Default Notice the Defaulting Party has cured such default.

The Affected Party will be entitled to seek any remedy it may have on account of such default including, without limitation, terminating this Agreement and/or seeking the remedies of specific performance, injunction or damages against the Defaulting Party.

12.	OPTION ONLY

12.1 This is an option only and except as specifically provided otherwise nothing herein will be construed as obligating Fjordland, prior to the exercise of the Option, to do any acts or make any payments hereunder except as otherwise set forth, and any act or acts or payment or payments as may be made hereunder will not be construed as obligating Fjordland to do any further act or acts or make any further payment or payments except as otherwise provided herein.

13.	ARBITRATION

13.1 Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity of it, or any deadlock or inability of the parties to agree on a course of action to be taken hereunder, will be referred to and finally resolved by arbitration under the rules of the British Columbia International Commercial Arbitration Centre in effect on the date hereof.

13.2 The parties agree that:

(a)	the appointing authority will be the British Columbia International Commercial Arbitration Centre;

(b)	the case will be administered by the British Columbia International Commercial Arbitration Centre in accordance with its “Procedures for Cases under the BCICAC Rules”;

(c)	the place of arbitration will be Vancouver, British Columbia;

(d)	the number of arbitrators will be three; and

(e)	the language used in the arbitral proceeding will be English.

13.3 The arbitrators’ fees will be paid by both parties in equal parts during the course of the arbitration but upon final decision of the dispute, the defeated party will pay all costs and reimburse all arbitration costs, including the amounts paid by the prevailing party, subject to the contrary decision of the arbitrators.

13.4 Arbitrations pursuant to this Section 13 will be carried out in such a manner as to render the arbitration award enforceable in British Columbia, and in that regard all requirements of any such jurisdiction with respect to rendering a foreign arbitral award enforceable will be complied with.

13.5 The City of Vancouver will be the venue for any legal proceedings to enforce in British Columbia.

14.	CONFIDENTIALITY

14.1 All information and data concerning or derived from Mining Work shall be confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than a party's professional advisors or an Affiliate without the prior written consent of the other party or parties, which consent shall not unreasonably be withheld.

14.2 The text of any news releases or other public statements which a party desires to make with respect to the Dill Property shall be made available to the other party or parties prior to publication and the other party or parties shall have the right to make suggestions for reasonable changes therein within twenty four (24) hours of delivery.

15.	ASSIGNMENT

15.1  Fjordland shall have the right to assign the Dill Property pursuant to this Agreement, in whole or in part, provided that any transferee or assignee of any interest in the Dill Property must in writing fulfill all of Fjordland’s obligations with the exception of Fjordland’s obligations to issue Fjordland Shares pursuant to subsections 2.1(i), (ii) and (ii) (the “Share Issuance Obligations”), in accordance with the terms and conditions set forth herein.  Upon such assumption and if requested by Fjordland, Fjordland shall be released from all liability hereunder with respect to the transferred interest in the Dill Property, except for such liability as has accrued prior thereto or in.respect of the Share Issuance Obligations, if applicable.

15.2 Nothing in this Agreement shall not prevent a party from entering into an amalgamation or corporate reorganization which will have the effect in law of the amalgamated or surviving company possessing all the Dill Property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company, or prevent a party from assigning its interest to an Affiliate of such party provided that the Affiliate first complies with subsection 15.1 and agrees in writing with the other parties to re-transfer such interest to the originally assigning party immediately before ceasing to be an Affiliate of such party.

16.	RIGHT TO PURCHASE 50% OF NSR

16.1
Fjordland is hereby granted the right and option to purchase from Almaden 50% (1%) of the NSR reserved and granted pursuant to the terms of this Agreement for a purchase price equal to fair market price thereof to be determined by a mutually agreed assessor (or failing agreement, an assessor appointed by the Chief Justice of the Province of British Columbia) such determination of fair market value to be made after the completion of a Pre-Feasibility or Feasibility Report prepared in accordance with the requirements of CSA National Instrument 43-101.

17.	GENERAL

17.1 Each party agrees from time to time, subsequent to the date hereof, to execute and deliver or cause to be executed and delivered to the others of them such instruments or further assurances as may, in the reasonable opinion of any of them, be necessary or desirable to give effect to the provisions of this Agreement or as may be reasonably required for registering or recording changes in ownership interests in the Dill Property.

17.2 Time will be of the essence in the performance of this Agreement.

17.3 The headings of the sections of this Agreement are for convenience only and do not form a part of this Agreement nor are they intended to affect the construction or meaning of anything herein contained or govern the rights and liabilities of the parties.

17.4 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

17.5 If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and

17.6 enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

17.7 This Agreement may only be revised, changed or altered by an agreement in writing, signed by the party against which enforcement, waiver, change, modification or discharge is sought.

17.8 This Agreement constitutes the entire agreement between the parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties.

17.9 All references to currency in this Agreement are references to currency of Canada.

17.10 This Agreement will be governed by and construed according to the laws of British Columbia and the laws of Canada. Any matter in dispute shall be attempted be resolved by mediation failing which the matter in dispute will be resolved by Arbitration conducted in accordance with the Arbitration Act (British Columbia) and the Rules of the British Columbia International Arbitration Centre.

17.10 This Agreement is subject to acceptance by the Exchange.

17.10 This Agreement may be executed in counterpart and evidenced by a facsimile copy or a PDF (portable document format) copy thereof and all such counter part execution or facsimile copies shall constitute one document.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

ALMADEN MINERALS LTD. Per: “Duane Poliquin” --------------------------------------------------------------------- Authorized Signatory	FJORDLAND EXPLORATION INC. Per: “Tom Schroeter” ------------------------------------------------------------------------------------ Authorized Signatory

SCHEDULE “A” - DILL PROPERTY

The Dill Property consists of one mineral tenure.  The following property description is taken from Mineral Titles Online (January 20, 2012).  The property is located on NTS Sheet 092H.078.

Tenure No.	Claim Name	Issue Date	Good to Date	Area (ha)
249368	DILL #2	1988/10/13	2012/09/30	400.0

Almaden Property Map

MineralTitles OnlineBC

700565
904109
512854
249368
92H.078
700543
700584
706514
859527
612403
612404
742762
1500
1600
0
325
650 m.
Map center: 49° 44' 56" N, 120° 26' 58" W
Fort St. John
Terrace
Quesnel
Williams Lake
Vancouver
Victoria
Trail
Legend
Indian Reserves
National Parks
Conservancy Areas
Parks
Federal Transfer Lands
MTO Grid (MTO)
Mineral Tenure (current)
Mineral Claim
Mineral Lease
Mineral Reserves (current)
Placer Claim Designation
Placer Lease Designation
No Staking Reserve
Conditional Reserve
Release Required Reserve
Surface Restriction
Recreation Area
Others
First Nations Treaty Related Lands
First Nations Treaty Lands
Integrated Cadastral Fabric
Survey Parcels
BCGS Grid
Contours (TRIM)
Contour - Index
Contour - Index.Indefinite
Contour - Index.Depression
Contour - Index.Depression Indefinite
Contour - Intermediate
Contour - Intermediate.Indefinite
Contour - Intermediate.Depression
Scale: 1:17,894

This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

SCHEDULE “B”

NET SMELTER RETURNS

Fjordland Exploration Inc. (the “Company”) hereby grants to/agrees to pay to Almaden Minerals Ltd. (“the Payee“), a Production Royalty (as herein defined) on minerals produced, saved and sold from the Dill Property on the terms and subject to the conditions herein specified.

Capitalized terms used but not defined herein shall have the respective meanings described to such terms in the Option Agreement to which this is a Schedule.

1.
Production Royalty.  If the Company commences production of Products that are mined from the Dill Property, the Company shall pay the Payee a Production Royalty equal to two percent (2%) of the Net Smelter Returns from all ores and minerals produced, saved and sold from the Dill Property (the “Production Royalty”), computed as herein provided.  No Production Royalty shall be due upon bulk samples extracted by the Company for metallurgical testing purposes during the Company’s exploration or development work on the Dill Property.

The term “commences production” as used herein shall mean the first day of the month following expiration of the first consecutive two month period within which milling (or other treatment) of ores produced from the Properties has yielded concentrate of commercial quality and quantity.

2.	Net Smelter Returns. As used herein, “Net Smelter Returns” means the Gross Proceeds less Allowable Deductions.

(a)                 As used herein, “Gross Proceeds” shall have the following meaning:

i)
If the Company causes refined gold (meeting the specifications of the London Bullion Market Association) to be produced from Products, Net Smelter Returns shall be paid on the refined gold, as herein provided.  For purposes of determining Net Smelter Returns, the refined gold shall be deemed to have been sold at the Monthly Average Gold Price and the Gross Proceeds shall be determined by multiplying Gold Production during the calendar month by the Monthly Average Gold Price for such month.  As used herein, “Gold Production” shall mean the quantity of refined gold outturned during the calendar month to the Company’s account by an independent third party refinery from Products, on either a provisional or final settlement basis as used herein.  “Monthly Average Gold Price” shall mean the average London Bullion Market Association P.M. Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported.

ii)
If the Company causes refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harman) to be produced from Products, Net Smelter Returns shall be paid on refined silver as herein provided.  For purposes of determining Net Smelter Returns, the refined silver shall be deemed to have been sold at the Monthly Average Silver Price ad the Gross Proceeds shall be determined by multiplying Silver Production during the calendar month by the Monthly Average Silver Price for such month.  As used herein, “Silver Production” shall mean the quantity of refined silver outturned during the calendar month to the Company’s account by an independent third party refinery from Products, on either a provisional or final settlement basis.  As used herein, “Monthly Average Silver Price” shall mean the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported.

iii)
If the Company causes refined metals other than refined gold and refined silver to be produced from Products, Net Smelter Returns shall be paid on the refined metal produced as herein provided and the Gross Proceeds shall be equal to the amount of the proceeds actually received by the Company during the calendar month from the sale of such refined metal.

iv)
If the Company sells raw ore mined from the Dill Property or doré or concentrates produced from Products to an independent third party in an arm’s length transaction, then the Gross Proceeds shall be equal to the amount of the proceeds actually received by the Company during the calendar month from the sale of such raw ore, doré, or concentrates.

v)
If the Company sells raw ore mined from the Dill Property or doré or concentrates produced from Products in other than an arm’s length sale to an independent third party, then the Gross Proceeds shall be equal to the fair market value of such raw ore, doré or concentrates.

b)
As used herein, “Allowable Deductions” shall mean all costs, charges and expenses paid by the Company for or with respect to processed Products, after such Products are shipped from the Dill Property, including:

i)
Charges for treatment in the smelting and refining processes (including handling, processing, interest and provision for settlement fees, costs of umpires, sampling, assaying and representation fees, penalties, and other deductions made by the processor or imposed by law and specifically excluding mining and milling costs);

ii)
  Actual costs of transportation (including loading, freight, insurance security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of such transportation) of Products from the Dill Property to the place of treatment and then to the place of sale;

iii)	costs or charges of any nature for or in connection with insurance, storage, or representation at a smelter or refinery for Products; and

iv)	sales, use, severance, excise, net proceeds or mine, and any other tax on or measured by mineral productions.

3.	Calculation and Payment of Production Royalty

a)
The obligation  to pay Production Royalty shall accrue upon the outturn of refined metals, on which Production Royalty is payable to the Company’s account or the sooner sale of unrefined metals, doré, concentrates, ores or other Products, as hereinafter provided.

b)
Where outturn of refined metals is made by an independent third party refinery on a provisional basis, the Net Smelter Returns shall be based upon the amount of refined metal credited by such provisional settlement, but shall be adjusted in subsequent statements to account for the amount of refined metal established by final settlement by the refinery.

c)
Production Royalty shall become due and payable quarterly on the last day of the month next following the end of the quarter in which the same accrued.  Production Royalty payments shall be accompanied by a statement showing in reasonable detail the quantities and grades of the refined Products produced and sold or deemed sold by the Company monthly; the average monthly price determined as herein provided for refined metals on which Production Royalty is due; Allowable Deductions; and other pertinent information in sufficient detail to explain the calculation of the Production Royalty payment.

d)
All Production Royalty payments shall be considered final and in full satisfaction of all obligations of the Company with respect thereto, unless the Payee gives the Company written notice describing and setting forth a specific objection to the determination thereof within 12 months setting of receipt by  the Payee of a Production Royalty statement.  If the Payee objects to a particularly quarterly statement as herein provided, the Payee shall, for a period of 60 days after the Company’s receipt of notice of such objection, have the right, upon reasonable notice and at reasonable time, to have the Company’s accounts and records relating to the calculation of the Production Royalty in question audited by a certified public accountant acceptable to the Payee and to the Company.  If such audit determines that there has been a deficiency or an excess in the payment made to the Payee such deficiency or excess shall be resolved by adjusting the next monthly Production Royalty payment or credit due hereunder.  the Payee shall pay all costs of such audit unless a deficiency of 5% or more of the amount determined by the Company to be due to the Payee is determined to exist.  The Company shall pay the costs of such audit if a deficiency of 5% or more of the amount due is determined to exist.  All books and records used by the Company to calculate Production Royalty due hereunder shall be kept in accordance with generally accepted accounting principles consistently applied.  Failure on the part of Regina to make claim on the Company for adjustment in such 12 month period shall establish the correctness and preclude the filing of exceptions thereto or making of claims for adjustment thereon; providing that nothing herein shall limit the time in which Regina may commence a proceeding for fraud, concealment or misrepresentation.

e)
The Production Royalty shall be in addition to any other royalty due to a third party.  If the interest in any parcel of the Dill Property acquired by the Company from the Payee was less than the whole and undivided 100% interest therein, then the Production Royalty shall be paid to the Payee only in the proportion that the interest so conveyed by the Payee bears to the whole and undivided ownership in such parcel of the Dill Property.

f)
The Company shall have the right of mixing or commingling, at any location and either underground or at the surface, any Products from the Dill Property with any ores, metals, minerals, or mineral products from other lands, provided that the Company shall determine the weight or volume of, sample and analyze for grade and amenability to process all such Products and ores, metals, minerals and mineral products (including the recovery factor) before the same are so mixed or commingled.  Any such determining of weight or volume, sampling and analytical practices and procedures applied by the Company shall be used as the basis of allocation of Net Smelter Returns payable to  the Payee hereunder in the event of a sale by the Company of materials so mixed or commingled or of products produced therefrom.  Prior to commencement of commercial production, the Company shall notify the Payee how the Company proposes to determine the weight of volume of, sample and analyze all such materials.  The Payee may, within 30 days after receipt of such notice, object thereto in writing, specifying with particularity the grounds for such objection.  If the Payee does not serve a timely objection, the Payee shall be deemed to have consented to procedures described in the Company’s notice.  If the Payee does object to the Company’s proposed procedures within such 30 day period, the Company and the Payee shall attempt for a period of 15 days to reach agreement concerning the procedures to be used.  If the Company and the Payee fail to reach agreement within such 15 day period, either party may initiate binding arbitration in accordance with the provisions of this Agreement, to determine the procedures to be used.  Based on its operating experience, the Company may subsequently propose modifications to the approved procedures for determining the weight or volume of, sampling and analyzing ores or mineral products to be mixed or commingled, following the same procedures set forth above, including arbitration.  Notwithstanding the foregoing, nothing herein shall require or permit the operations of the Company or its mixing or commingling or Products with any ores, metals, minerals or mineral products from other lands to be hindered, delayed or interrupted pending the determination of the procedures to be used.

g)
The Company may but need not engage in forward sales, future trading or commodity options trading, and other price hedging, price protection, and speculative arrangements (“Trading Activities”) which may involve the possible delivery of base or precious metals produced from the Dill Property.  The parties acknowledge and agree that the Payee shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Company’s Trading Activities.

4.
No Implied Covenants.  The timing, nature, manner and extent of any exploration, development, mining, production and sale of Products, if any, shall be at the sole discretion of the Company.  No implied covenants or conditions whatsoever shall be read into the Deed, including without limitation any covenants or conditions relating to exploration, development, prospecting, mining, production or sale of Products, except for the covenants of good faith and fair dealing.

5.
Assignment.  The Company shall have the right to assign the Dill Property, in whole or in part and shall have sole and absolute discretion concerning the sale, assignment, transfer, conveyance, venturing, encumbrance or other disposition of the Dill Property, in whole or in part, on such terms and conditions as it determines appropriate.  The Company shall require any transferee or assignee of any interest in the Dill Property to assume in writing the obligation to pay the Production Royalty in accordance with the terms and conditions set forth herein, and upon such assumption, the Company shall be released from all liability hereunder with respect to the transferred interest in the Dill Property, except for such liability as has accrued prior thereto.

6.
Treatment of Product.  The Company may, but shall not be obligated to, treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates , and other mineral product produced from the Dill Property, at sites located on or off the Dill Property, prior to sale, transfer, or conveyance to a purchaser, user or other consumer.  The Company shall not be liable for mineral values lost in processing under sound practices and procedures, and no Production Royalty shall be due on any such lost mineral values.

7.
Arbitration.  Any dispute arising between the parties arising out of or relating to the calculation or payment of the Production Royalty shall, if possible, be settled by mediation. Failing resolution by mediation the matter shall be determined by binding arbitration conducted under the Commercial Arbitration Act (British Columbia) and the place of arbitration shall be Vancouver British Columbia.

8.
Assignment.  The Payee may assign its rights under this Net Smelter Return Royalty Agreement to any of its Affiliates; provided, however, than any change in ownership of rights shall be accomplished in such manner that the Company shall not be required to make payments to or give notice to more than one person, firm, corporation, or entity.  No change or division in the ownership of the Production Royalty, however accomplished, shall enlarge the obligations of diminish the rights of the Company.  No change or division in the ownership of the Production Royalty shall be binding on the Company until ten (10) days after the Company has received a copy of the assignment instrument duly recorded in the Public Mining Registry evidencing the change or division in ownership.